AIS

06017212

RECEIVED
2006 OCT -2 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 18, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 125/2006**

  Subject: Notification of the Interest Rate of Debentures of the Company (AIS093B)

  Date: September 18, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 18, 2006

AIS-CP 125/2006

September 18, 2006

Re: Notification of the Interest Rate of Debentures of the Company (AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. ISO-ISIO.06/2889 of Thai Military Bank on September 18, 2006

Advanced Info Service Public Company Limited ("the Company") would like to inform you regarding the interest rate of debentures of the Company (AIS093B), the details are shown in the referenced letter.

Referenced Letter

ISO.ISIO.06/2889

September 18, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Interest rate on AIS093B, payable on March 21,2007

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the interest rate for this period is equal to 6.60 % per annum from the period of September 21, 2006 to March 20, 2007 for 181 days.

Note: The rate 6.60 % is calculated from 4.50 % plus 2.10 %. The rate 4.50 % is the average interest rate per annum quoted by Bangkok Bank Plc, Krung Thai Bank Plc , Kasikornbank Plc and The Siam Commercial Bank Plc to be payable to its customers for 6 months.

Summary Translation Letter
To the Stock Exchange of Thailand
September 22, 2006

AIS-CP 126/2006

September 22, 2006

Re: Notification of the Book Closing for Amortizing and Interest Payment of Debentures of the Company (AIS07OA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. MKOT.65 – 491592 of Siam Commercial on September 21, 2006

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for amortizing and interest payment of debentures of the Company (AIS07OA), the details are shown in the referenced letter.

Referenced Letter

MKOT.65 - 491592

September 21, 2006

Notification of Book Closed Date for Amortizing and Interest Payment

Managing Director
The Stock Exchange of Thailand

With reference to Debentures issued by Advanced Info Service Public Company Limited named The Amortizing Debentures of Advanced Info Service Public Company Limited No.4/2002 Due 2007 (AIS07OA) with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures" , the Company will pay amortizing and interest on semi annual basis. Interest shall be payable on 21 April and 21 October of each year throughout the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the third amortizing and the eighth coupon payment is due on October 24, 2006. Amortizing 200 Baht per unit. Coupon rate is 3.65 % per annum. Calculation period is 183 days starting from April 21, 2006 to October 20, 2006. The book closed date of the Debentures is on October 9, 2006 at noon.